CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee[1]

High Income Trigger SecuritiesSM (HITSSM)	$8,500,000	$909.50

(1) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $2,652,225.08 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-129243) filed by Morgan Stanley on October 25, 2005 and have been carried forward. The $909.50 fee with respect to the $8,500,000 HITS sold pursuant to this registration statement is offset against those filing fees, and $1,598,907.75 remains available for future registration fees. No additional fee has been paid with respect to this offering.

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 40
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
For HITS	Dated April 21, 2006
Dated January 25, 2006	Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

9.25% HITS due May 20, 2007
Based on the Common Stock of Wynn Resorts, Limited
High Income Trigger SecuritiesSM
(“HITSSM ”)

The HITS offered are senior unsecured obligations of Morgan Stanley, will pay a coupon of 9.25% per year and will have the terms described in the prospectus supplement for HITS and the prospectus, as supplemented or modified by this pricing supplement. At maturity the HITS will pay either (i) an amount of cash equal to the principal amount of the HITS, or (ii) a number of shares of common stock of Wynn Resorts, Limited, if the trading price of the common stock of Wynn Resorts, Limited decreases to or below the trigger price over the term of the HITS. The HITS do not guarantee any return of principal at maturity.

Final Terms:
Underlying company:	Wynn Resorts, Limited, which we refer to as Wynn Resorts
Aggregate principal amount:	$8,500,000
Pricing date:	April 21, 2006
Original issue date (Settlement date):	April 28, 2006
Maturity date:	May 20, 2007
Issue price (principal amount):	$5 per HITS
Coupon rate:	9.25% per annum
Interest payment dates:	August 20, 2006, November 20, 2006, February 20, 2007 and the maturity date
Denominations:	$5 (and integral multiples thereof)
Initial share price:	$77.19, the closing price of Wynn Resorts common stock on the pricing date
Trigger level:	70%
Trigger price:	$54.033, equal to 70% of the initial share price
Payment at maturity:	If at any time on any trading day from and including the pricing date to and including the determination date:
•	the trading price has not decreased to or below the trigger price, then you will receive an amount in cash equal to $5 per HITS, or
•	the trading price has decreased to or below the trigger price, then you will receive shares of common stock in exchange for each HITS at the exchange ratio.
Exchange ratio:	0.06478, which is equal to $5 divided by the initial share price
Determination date:	May 17, 2007, subject to postponement in the event of certain market disruption events
Exchange right:	The HITS are not exchangeable into cash or Wynn Resorts common stock prior to maturity.
Listing:	The HITS have been approved for listing on the AMEX subject to official notice of issuance. The AMEX listing symbol for the HITS is “MWH.” It is not possible to predict whether any secondary market for the HITS will develop.
CUSIP:	61748U102

The HITS involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on PS-5.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE $5 PER HITS

	Price to Public(1)	Agent’s Commissions(2)	Proceeds to Company(1)

Per HITS	$5.00	$0.10	$4.90
Total	$8,500,000	$170,000	$8,330,000
(1)	Plus accrued coupon, if any, from the original issue date.
(2)	For additional information, see “Plan of Distribution” in the prospectus supplement for HITS.

MORGAN STANLEY

Where You Can Find More Information

     Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for HITS) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for HITS and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for HITS if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

•	Prospectus Supplement for HITS dated January 25, 2006:
http://sec.gov/Archives/edgar/data/895421/000095010306000151/jan2306_ps-hits.txt
•	Prospectus dated January 25, 2006:
http://sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

     Terms used in this pricing supplement are defined in the prospectus supplement for HITS or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

     “High Income Trigger Securities” and “HITS” are service marks of Morgan Stanley.

Your Return on the HITS

     No guaranteed return of principal. Unlike ordinary debt securities, the HITS do not guarantee any return of principal at maturity.

     Coupon on the principal amount. We will pay a coupon on the HITS at a rate that will be 9.25% of the principal amount per year on August 20, 2006, November 20, 2006, February 20, 2007 and the maturity date, which is more than the current dividend rate on Wynn Resorts common stock. For U.S. federal income tax purposes, we and you will generally agree to treat a portion of the total coupon as interest, accruing at 5.409% per annum, and the remaining portion as option premium, equivalent to 3.841% per annum. See “United States Federal Income Taxation” below. You will be entitled to receive all coupon payments on the principal amount of your HITS whether we deliver cash or shares of Wynn Resorts common stock at maturity.

     Payment at maturity. We will deliver to you on the maturity date for each $5 principal amount of HITS that you hold:

  if the trading price of Wynn Resorts common stock has not decreased to or below the trigger price at any time on any trading day from and including the pricing date to and including the determination date, an amount in cash equal to $5 per HITS; or

  if the trading price of Wynn Resorts common stock has decreased to or below the trigger price at any time on any trading day from and including the pricing date to and including the determination date, shares of Wynn Resorts common stock in exchange for each HITS at the applicable exchange ratio.

where,

exchange ratio    =    0.06478

     Postponement of maturity date. If the scheduled determination date is postponed because that day is not a trading day or a market disruption event occurs on that day and the actual determination date is less than two trading days prior to the scheduled maturity date, the maturity date will be the second trading day following the determination date as postponed.

Hypothetical Payments on the HITS

     The following examples illustrate the payment at maturity on the HITS for a range of hypothetical closing prices for Wynn Resorts common stock on a hypothetical determination date, which is approximately one year from the issue date of the HITS, depending on whether an intraday trading price during the term of the HITS has or has not decreased to or below the trigger price.

The hypothetical examples are based on the following values:

•	Issue price (per HITS):	$5
•	Initial share price:	$77.19
•	Exchange ratio:	0.06478 (the $5 price per HITS divided by the initial share price)
•	Trigger price:	$54.03 (70% of the initial share price)
•	Annual coupon:	9.25%

     TABLE 1: This table represents the hypothetical payment at maturity and the total payment over the term of the HITS (assuming a one-year term) on a $5 investment in the HITS if the trading price of Wynn Resorts common stock has not decreased to or below the trigger price of $54.03 at any time on any trading day from and including the pricing date to and including the determination date. Consequently, the payment at maturity in each of these examples would be made in cash.

Hypothetical Wynn Resorts common stock closing price at determination date	Value of cash delivery amount at maturity per HITS	Total quarterly coupon payments	Value of total payment per HITS

$55.000	$5.000	$0.463	$5.463
$60.000	$5.000	$0.463	$5.463
$65.000	$5.000	$0.463	$5.463
$70.000	$5.000	$0.463	$5.463
$75.000	$5.000	$0.463	$5.463
$77.190	$5.000	$0.463	$5.463
$80.000	$5.000	$0.463	$5.463
$85.000	$5.000	$0.463	$5.463

     TABLE 2: This table represents the hypothetical payment at maturity and the total payment over the term of the HITS (assuming a one-year term) on a $5 investment in the HITS if the trading price of Wynn Resorts common stock has decreased to or below the trigger price of $54.03 at any time on any trading day from and including the pricing date to and including the determination date. Consequently, the payment at maturity in each of these examples would be made by the delivery of shares of Wynn Resorts common stock.

Hypothetical Wynn Resorts common stock closing price at determination date	Value of shares of Wynn Resorts common stock delivered at maturity per HITS	Total quarterly coupon payments	Value of total payment per HITS

$0.000	$0.000	$0.463	$0.463
$25.000	$1.620	$0.463	$2.083
$35.000	$2.267	$0.463	$2.730
$45.000	$2.915	$0.463	$3.378
$55.000	$3.563	$0.463	$4.026
$65.000	$4.211	$0.463	$4.674
$70.000	$4.535	$0.463	$4.998
$77.190	$5.000	$0.463	$5.463
$80.000	$5.182	$0.463	$5.645
$85.000	$5.506	$0.463	$5.969

     Because the trading price of Wynn Resorts common stock may be subject to significant fluctuation over the term of the HITS, it is not possible to present a chart or table illustrating the complete range of possible payouts at maturity. The examples of the hypothetical payout calculations above are intended to illustrate how the amount payable to you at maturity will depend both on (a) whether the price of Wynn Resorts common stock falls to or below the trigger price from and including the pricing date to and including the determination date and (b) the closing price of Wynn Resorts common stock on the determination date.

     You can review the historical prices of Wynn Resorts common stock in the section of this pricing supplement called “Description of HITS—Historical Information.” The historical performance of Wynn Resorts common stock included in this pricing supplement should not be taken as an indication of the future performance of Wynn Resorts common stock during the term of the HITS. It is impossible to predict whether the prices of Wynn Resorts common stock will rise or fall during the term of the HITS, whether the price of Wynn Resorts common stock will or will not decrease to or below the trigger price during the term of HITS, or the price of Wynn Resorts common stock at maturity.

Wynn Resorts common stock – Public Information

     Wynn Resorts is a developer, owner and operator of destination casino resorts. Wynn Resorts common stock is registered under the Exchange Act. Information provided to or filed with the Commission by Wynn Resorts pursuant to the Exchange Act can be located by reference to Commission file number 000-50028 through the Commission’s website at http://www.sec.gov. In addition, information regarding Wynn Resorts may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. See the section called “Underlying Company and Stock—Public Information” in the prospectus supplement for HITS.

     This pricing supplement relates only to the HITS offered hereby and does not relate to Wynn Resorts common stock or other securities of Wynn Resorts. We have derived all disclosures contained in this prospectus supplement regarding Wynn Resorts from the publicly available documents described in the preceding paragraph. In connection with the offering of the HITS, neither we nor the Agent has participated in the preparation of such documents or made any due diligence inquiry with respect to Wynn Resorts. Neither we nor the Agent makes any representation that such publicly available documents or any other publicly available information regarding Wynn Resorts is accurate or complete.

     Neither we nor any of our affiliates makes any representation to you as to the performance of Wynn Resorts common stock.

     Historical Information. The following table sets forth the published high and low closing prices of Wynn Resorts common stock for 2003, 2004, 2005 and 2006 through April 21, 2006. The closing price of Wynn Resorts common stock on April 21, 2006 was $77.19. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. You should not take the historical prices of Wynn Resorts common stock as an indication of future performance.

	High	Low

(CUSIP 983134107)
2003
First Quarter	15.40	13.00
Second Quarter	19.01	14.85
Third Quarter	18.40	15.29
Fourth Quarter	28.18	18.60
2004
First Quarter	39.16	27.59
Second Quarter	43.16	34.60
Third Quarter	52.06	34.73
Fourth Quarter	70.38	50.98
2005
First Quarter	74.45	61.41
Second Quarter	66.04	43.82
Third Quarter	57.56	43.87
Fourth Quarter	60.07	42.18
2006
First Quarter	76.94	53.53
Second Quarter
(through April 21, 2006)	78.90	74.91

     Wynn Resorts has never paid cash dividends on Wynn Resorts common stock. We make no representation as to the amount of dividends, if any, that Wynn Resorts will pay in the future. In any event, as an investor in the HITS, you will not be entitled to receive dividends, if any, that may be payable on Wynn Resorts common stock.

     Use of Proceeds and Hedging. The net proceeds we receive from the sale of the HITS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the HITS through one or more of our subsidiaries.

     On or prior to the date of this pricing supplement, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the HITS by taking positions in Wynn Resorts common stock and in options contracts on Wynn Resorts common stock listed on major securities markets. Such purchase activity could have increased the price of Wynn Resorts common stock, and, accordingly, potentially have increased the issue price of the HITS, and therefore, the price at which Wynn Resorts common stock must close before you would receive at maturity an amount of common stock worth as much as or more than the principal amount of the HITS. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for HITS.

Risk Factors

     The HITS involve risks not associated with conventional debt securities, some of which are briefly summarized below:

     The HITS do not guarantee return of principal at maturity. Our payment to you at maturity will either be (i) cash equal to the principal amount of each HITS or (ii) a number of shares of Wynn Resorts common stock, if the trading price of Wynn Resorts common stock decreases below the trigger price over the term of the HITS. If we deliver shares of Wynn Resorts common stock at maturity in exchange for each HITS, the value of those shares may be less than the principal amount of each HITS and could be zero.

     Except in certain circumstances, you will not participate in any appreciation in the value of Wynn Resorts common stock. Generally, you will not participate in any appreciation in the price of Wynn Resorts common stock, and your return on the HITS will be limited to the coupon payable on the HITS.

     Secondary trading may be limited. There may be little or no secondary market for the HITS. You should be willing to hold your HITS to maturity.

     Market price of the HITS will be influenced by many unpredictable factors. Although we expect that generally the trading price of Wynn Resorts common stock on any day will affect the value of the HITS more than any other single factor, other factors that may influence the value of the HITS include: whether the trading price of Wynn Resorts common stock has decreased to or below the trigger price at any time on any trading day, the volatility, the dividend rate on Wynn Resorts common stock, geopolitical conditions and economic, financial, political, regulatory or judicial events, interest and yield rates in the market, the time remaining to the maturity of the HITS, our creditworthiness and the occurrence of certain events affecting Wynn Resorts that may or may not require an adjustment to the exchange ratio.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase HITS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the HITS, as well as the projected profit included in the cost of hedging our obligations under the HITS.

     If the HITS are accelerated, you may receive an amount worth substantially less than the principal amount of the HITS. The amount payable to you if the maturity of the HITS is accelerated will differ depending on whether it is due to a price event acceleration due to a decline in the price of Wynn Resorts common stock times the exchange factor for two consecutive trading days to the acceleration trigger price of $2.00 per share, or an event of default acceleration, and may be substantially less than the principal amount of the HITS.

     Morgan Stanley is not affiliated with Wynn Resorts. Wynn Resorts is not an affiliate of ours and is not involved with this offering in any way.

     Morgan Stanley may engage in business with or involving Wynn Resorts without regard to your interests. We or our affiliates may presently or from time to time engage in business with Wynn Resorts without regard to your interests, and thus may acquire non-public information about Wynn Resorts. Neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, we or our affiliates from time to time have published and in the future may publish research reports with respect to Wynn Resorts, which may or may not recommend that investors buy or hold Wynn Resorts common stock.

     You have no shareholder rights. Investing in the HITS is not equivalent to investing in Wynn Resorts common stock. As an investor in the HITS, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to Wynn Resorts common stock.

     The HITS may become exchangeable into the common stock of a company other than Wynn Resorts. Following certain corporate events relating to Wynn Resorts common stock, you may receive at maturity or the common stock of a successor corporation to Wynn Resorts. The occurrence of such corporate events and the consequent adjustments may materially and adversely affect the market price of the HITS.

     The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect Wynn Resorts common stock. For example, the calculation agent is not required to make any adjustments if Wynn Resorts or anyone else makes a partial tender or partial exchange offer for Wynn Resorts common stock. If an event occurs that does not require the calculation agent to adjust the amount of Wynn Resorts common stock payable at maturity, the market price of the HITS may be materially and adversely affected.

     The economic interests of MS & Co., as the calculation agent and of MS & Co. and other affiliates of ours that will carry out hedging activities related to the HITS or that trade Wynn Resorts common stock on a regular basis are potentially adverse to your interests as an investor in the HITS. The hedging or trading activities of our affiliates on or prior to the date of this pricing supplement and during the term of the HITS could adversely affect the price of Wynn Resorts common stock on the pricing date and at maturity and, as a result, could decrease the amount you may receive on the HITS at maturity. Any of these hedging or trading activities on or prior to the date of this pricing supplement could potentially have increased the price of the underlying stock and, accordingly, potentially have increased the initial share price used to calculate the trigger price and, therefore, potentially have raised the trigger price relative to the price of the underlying stock absent such hedging or trading activity. Additionally, such hedging or trading activities during the term of the HITS could potentially affect whether the price of the underlying stock decreases to or below the trigger price and, therefore, whether or not you will receive the principal amount of the HITS or shares of the underlying stock at maturity. Furthermore, if the price of the underlying stock has decreased to or below the trigger price such that you will receive shares of the underlying stock at maturity, our trading activities prior to or at maturity could adversely affect the value of the shares of underlying stock we will deliver at maturity.

     The U.S. federal income tax consequences of an investment in the HITS are uncertain. See the section called “United States Federal Income Taxation” below.

     For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on S-7 of the prospectus supplement for HITS. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the HITS.

ERISA

     See “ERISA” in the prospectus supplement for HITS.

United States Federal Income Taxation

General

     The U.S. federal income tax consequences of an investment in the HITS are uncertain. There is no direct legal authority as to the proper tax treatment of the HITS, and consequently our counsel is unable to render an opinion as to their proper characterization for U.S. federal income tax purposes. Pursuant to the terms of the HITS and subject to the discussion in the accompanying prospectus supplement under “United States Federal Taxation,” you have agreed with us to treat a HITS as a unit consisting of (i) an option (the “Option”) granted by you to us, to enter into, upon the occurrence of certain events, a forward contract pursuant to which you agree to purchase Wynn Resorts common stock from us at maturity and (ii) a deposit (the “Deposit”) with us of a fixed amount of cash to secure your obligation under the forward contract. We have determined that the Yield on the Deposit is 5.409% per annum compounded quarterly, and that the remainder of the coupon on the HITS is attributable to the Option Premium, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Treatment of the HITS.”

     Please read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the HITS. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the HITS, the timing and character of income on the HITS might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the HITS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement and the prospectus supplement for HITS.

     Tax Consequences to Non-U.S. Holders

     Non-U.S. investors should note that the discussion under the section called “United States Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement does not apply to the HITS issued under this pricing supplement and is superseded by the following discussion.

     This section only applies to you if you are a Non-U.S. Holder. As used herein, the term “Non-U.S. Holder” means, for U.S. federal income tax purposes, a beneficial owner of a HITS issued under this pricing supplement that is:

    an individual who is classified as a nonresident alien;
    a foreign corporation; or
    a foreign trust or estate.

     “Non-U.S. Holder” does not include a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes. In addition, the following discussion does not apply to Non-U.S. Holders for whom interest or gain on the HITS is effectively connected with a trade or business in the United States. Such Non-U.S. Holders should consult their own tax advisors regarding the potential tax consequences of an investment in the HITS.

     General. As described above, we and every holder of a HITS agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a HITS as an unit consisting of the Option and the Deposit, and the discussion herein assumes such treatment.

     Subject to the discussion below concerning backup withholding, payments with respect to a HITS by us or a paying agent to a Non-U.S. Holder, and gain realized on the sale, exchange or other disposition of such HITS, will not be subject to U.S. federal income or withholding tax, provided that:

    the Non-U.S. Holder does not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

    the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

    the Non-U.S. Holder is not a bank receiving interest under Section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended (the “Code”); and

    the certification requirement described below has been fulfilled with respect to the beneficial owners.

     Certification Requirement. The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a HITS (or a financial institution holding the HITS on behalf of the beneficial owner) furnishes to us an IRS Form W-8BEN, in which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

      Possible Alternative Tax Treatments of an Investment in the HITS. As described under the section called “United States Federal Income taxation — Tax Consequences to U.S. Holders — Possible Alternative Tax Treatments of an Investment in the HITS” in the accompanying prospectus supplement, the IRS may seek to apply a different characterization and tax treatment than those described herein. However, if such a recharacterization were successful, the U.S. federal income and withholding tax consequences to a Non-U.S. Holder of ownership and disposition of a HITS should be the same as those described immediately above.

     Backup Withholding and Information Reporting. Information returns may be filed with the IRS in connection with payments on the HITS as well as in connection with the proceeds from a sale, exchange or other disposition. A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption. The certification precedures described above will satisfy the certification requirements necessary to avoid the backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the HITS, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.